PE 7-31-02

02047132

PROCESSED

AUG 0 5 2002

THOMSON FINANCIAL

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington; D.C.; 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule: 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING RECEIVED JUL 31 2002 WASH., D.C. 154 SECTION

For the month of July, 2002

EMCO LIMITED
(Translation of registrant's name into English)

620 Richmond Street, London, Ontario N6A 5J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F________ Form 40-F ✔

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes ________ No ✔

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCO LIMITED
(Registrant)

Date: July 30, 2002

By: /S/ Mark F. Whitley
Mark F. Whitley – General Counsel & Secretary

*Print the name and title of the signing officer under his signature.

Emco Limited Reports Record Second Quarter Results

LONDON, Ontario (July 29, 2002) – Emco Limited [Toronto: EML; Nasdaq: EMLTF] today announced its results for the three months and six months ended June 30, 2002.

Emco reported record sales, net earnings and earnings per share for the second quarter and six months of 2002. Net earnings for the three months ended June 30, 2002 were $10.4 million or 63 cents basic and 62 cents diluted earnings per share, compared to net earnings of $4.6 million or 27 cents basic and diluted earnings per share for the same period in 2001. Total net cash flows for the quarter were also significantly higher than the same period in 2001.

Sales reached a record level of $359 million for the second quarter, increasing 4% over the comparable period last year. Sales for the quarter for Distribution were 1.4% higher than 2001, while sales for Manufacturing were 10.4% above 2001 levels.

Operating earnings for the second quarter were $21.9 million, an increase of 70% from operating earnings of $12.9 million in 2001. Operating earnings for Distribution were $2.5 million higher than last year and for Manufacturing, they were up $7.9 million from a year ago.

On a year to date basis, net earnings for the first six months were $14.2 million or 85 cents basic and 83 cents diluted earnings per share compared to year to date net earnings of $0.5 million in 2001. After adjusting for the deemed dividend on the convertible debentures net of tax, the net earnings for 2001 represented a loss of 2 cents per share both basic and diluted. Operating earnings were three times 2001 levels at $33.9 million to the end of June 2002. Emco's total sales were $632 million, an increase of 4.8% from the first six months of last year.

Total net cash flows for the second quarter amounted to $16.8 million compared to $4.9 million for the second quarter of 2001. At June 30, 2002, Emco's total debt, including the 6½% convertible subordinated debentures, was $41.3 million lower than a year earlier.

Interest and other expense for the second quarter was $3.9 million, down $1.2 million from the second quarter of 2001 due to lower average debt levels and lower average borrowing rates. On a year to date basis, interest and other expense was $2.5 million below last year.

New methods of accounting for goodwill and stock based compensation took effect on January 1, 2002 and had the effect, when comparing to the same period last year, of increasing operating earnings for the quarter by approximately $0.2 million as a result of not amortizing goodwill and lowering operating earnings by approximately $1.4 million as a result of the additional accruals for stock based compensation. This is the primary reason that Corporate and other expenses were higher for the quarter and year to date.

Phone (519) 645-3900 620 Richmond Street, P.O. Box 5252, London, Ontario, Canada N6A 4L6 Fax (519) 645-2465

"I am extremely pleased with our second quarter performance. These latest results represent the second consecutive quarter of record net earnings and earnings per share for Emco and the fifth consecutive quarter of continuous improvement in our results over the previous year. The performance of both of our segments continues to be strong and for the 12 months ending on June 30, 2002, diluted earnings per share have totaled a record level of $1.36 per share", stated Douglas E. Speers, President and Chief Executive Officer of Emco Limited.

"With these improved results and the expected continuation of a strong economic climate in Canada, we are now forecasting diluted earnings per share for the year 2002 to fall within the range of $1.40 to $1.50 per share. Previously, we had forecasted diluted earnings per share to be in the range of $1.25 to $1.35 per share."

On July 24, 2002, the Company announced that its Board of Directors, at a meeting held on July 23, 2002, had decided to initiate a strategic alternatives review as a result of Emco's desire to maximize shareholder value. An Independent Committee of the Board has been formed to choose financial and legal advisors and to manage the process.

A conference call is scheduled for 2:00 p.m. today Monday July 29, 2002 (Eastern Time) during which business results for the second quarter of 2002 will be discussed. Please phone the conference call operator at (416) 620-2416 ten minutes before 2:00 p.m.

Emco Limited is one of Canada's leading distributors and manufacturers of building products for the residential, commercial and industrial construction markets.

For further information please contact:

Gordon E. Currie
Vice President, Treasurer & CFO
(519) 645-3905

Daniel J. Boyd
Director, Investor Relations & Tax
(519) 645-3911

Forward-looking statements contained in this news release are made based on management's expectations and beliefs concerning future events. The business risks that the Company faces, changes in economic conditions and other uncertainties may affect Emco's ability to achieve these expectations. Actual results, therefore, could differ materially from those expressed or implied.

-30-

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	(000s)		(000s)	
Sales	$ 359,042	$ 345,139	$ 631,963	$ 603,243
Cost of sales	269,214	270,186	472,235	472,334
Selling and administrative expenses	63,594	57,940	117,658	111,568
Depreciation and amortization	4,292	4,160	8,164	8,037
	337,100	332,286	598,057	591,939
Operating earnings	21,942	12,853	33,906	11,304
Interest and other	3,901	5,109	7,581	10,110
Gains on disposals	(429)	(137)	(852)	(148)
	3,472	4,972	6,729	9,962
Earnings before income taxes	18,470	7,881	27,177	1,342
Income taxes - current	6,200	3,800	9,600	1,800
- future	(200)	(500)	(400)	(1,000)
	6,000	3,300	9,200	800
	12,470	4,581	17,977	542
Non controlling interest in a subsidiary	2,081		3,788	
Net earnings	$ 10,389	$ 4,581	$ 14,189	$ 542
Earnings per share (note 3)				
Basic	$ 0.63	$ 0.27	$ 0.85	$ (0.02)
Diluted	$ 0.62	$ 0.27	$ 0.83	$ (0.02)

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Retained Earnings
(Unaudited)

	Six months ended June 30	
	2002	2001
	(000s)	
Retained earnings, beginning of year	$ 58,484	$ 50,042
Net earnings	14,189	542
Discount (premium) on repurchase of shares and convertible debentures	(26)	311
Increase in equity component of convertible debentures, net of tax	(910)	(869)
Retained earnings, end of period	$ 71,737	$ 50,026

See accompanying notes to interim consolidated financial statements.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(Unaudited)

	June 30 2002	June 30 2001	December 31 2001
		(000s)	
Assets			
Current assets:			
Accounts receivable	$ 218,482	$ 215,718	$ 164,780
Inventories	220,976	209,682	198,638
Other	6,602	5,314	7,542
	446,060	430,714	370,960
Property, plant and equipment	116,951	126,160	122,330
Other long-term assets	21,893	25,787	23,195
Goodwill	27,831	28,254	28,536
	$ 612,735	$ 610,915	$ 545,021
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 191,148	$ 179,657	$ 154,437
Income and other taxes payable	11,684	391	11,935
	202,832	180,048	166,372
Long-term debt	163,660	171,584	114,561
Subordinated debentures	18,122	53,487	50,716
Other post-retirement benefits	8,967	9,134	9,059
Future income taxes	20,038	23,715	20,267
Non controlling interest	6,490	3,682	5,216
Shareholders' equity:			
Capital stock	68,997	67,751	68,287
Equity component of convertible subordinated debentures	49,668	47,675	48,150
Retained earnings	71,737	50,026	58,484
Cumulative translation adjustments	2,224	3,813	3,909
	192,626	169,265	178,830
	$ 612,735	$ 610,915	$ 545,021

See accompanying notes to interim consolidated financial statements.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Cash Flow Statements
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	(000s)		(000s)	
Cash flows from operating activities				
Net earnings	$ 10,389	$ 4,581	$ 14,189	$ 542
Adjustments for:				
Depreciation and amortization	4,873	4,436	9,114	8,569
Gains on disposal	(429)	(137)	(852)	(148)
Future income taxes	(203)	(1,197)	(229)	(1,097)
Non controlling interest in a subsidiary	2,081	-	3,788	-
Changes in non-cash working capital:				
Accounts receivable	(32,198)	(43,956)	(53,701)	(39,791)
Inventories	(1,992)	9,074	(22,339)	16,764
Accounts payable and accrued liabilities	29,450	29,987	34,723	31,766
Income and other taxes receivable/payable	3,581	5,237	357	2,325
Other	1,609	390	2,007	374
	17,161	8,415	(12,943)	19,304
Cash flows from investing activities				
Purchases of property, plant and equipment	(2,878)	(4,211)	(4,786)	(8,754)
Proceeds on disposal of property, plant and equipment	2,110	815	2,658	829
Increase in other long-term assets	439	(140)	277	(235)
	(329)	(3,536)	(1,851)	(8,160)
Total cash flows from operating and investing activities	$ 16,832	$ 4,879	$ (14,794)	$ 11,144
Cash flows from financing activities				
Increase (decrease) in long-term debt	$ 18,206	$ (2,520)	$ 49,392	$ (9,091)
Repayment of debentures at maturity	(31,177)	-	(31,177)	-
Repurchases of subordinated debentures	-	(1,265)	-	(1,265)
Repurchase of common shares	(26)	-	(26)	-
Reduction of debt component of 6 1/2% subordinated debentures	(1,416)	(1,352)	(1,416)	(1,352)
Distribution to non controlling interest	(2,689)	-	(2,689)	-
Issue of common shares	270	258	710	564
	$ (16,832)	$ (4,879)	$ 14,794	$ (11,144)

See accompanying notes to interim consolidated financial statements.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Notes to Interim Consolidated Financial Statements
(Unaudited)

1. Significant accounting policies:

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended December 31, 2001.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2001 as set out on pages 30 to 45 of the Company's 2001 Annual Report.

2. Accounting policy changes:

(a) Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Recommendations on Business Combinations (CICA Handbook Section 1581) and Goodwill and Other Intangible Assets (CICA Handbook Section 3062). Section 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Section 3062 changes the accounting for goodwill from an amortization method to an impairment-only approach; thus, amortization of goodwill, including goodwill recorded for past business combinations, ceases upon adoption of these Recommendations.

As required by the new Recommendations, the Company completed the transitional goodwill impairment test in its second quarter of 2002 and concluded that there was no impairment in any of its reporting units.

The impact of adopting the new standard in Section 3062 and ceasing the amortization of goodwill was to increase the net earnings for the six months ended June 30, 2002 by $0.4 million and the basic and diluted earnings per share by $0.03.

(b) Stock based compensation

Effective January 1, 2002, the Company has also adopted the CICA Recommendations for the recognition, measurement and disclosure of Stock Based Compensation (CICA Handbook Section 3870). As described in detail in Note 9 of the annual consolidated financial statements for the year ended December 31, 2001, the Company has issued stock options to employees under its 1991 long-term incentive plan. Under this same plan, the Company has also granted stock appreciation rights, which are settled in cash.

The Company's accounting policy records entitlements under stock appreciation rights as compensation expense in the amount of the quoted market price in excess of the exercise price. Compensation cost of $2.4 million was accrued and charged against income for the six months ended June 30, 2002 ($0.4 million for the six months ended June 30, 2001).

The Company applies the intrinsic value based method of accounting for stock options awarded to employees. Under this method, nothing is recorded until the option is exercised when it is reported as an issue of Capital Stock. Accordingly, no compensation cost has been recognized for its stock option plan for the six months ended June 30, 2002, and this is consistent with prior years.

The new Recommendations require disclosure regarding the impact of applying the intrinsic value method versus the alternative fair value method. The fair value method requires compensation cost to be recorded over the vesting period of the option based on a fair value determined by a statistical options pricing model. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for options awarded after January 1, 2002, the proforma basic and diluted earnings per share for the six months ended June 30, 2002 would have been the same as reported under the intrinsic value based method utilized by the Company.

The fair values of the Company's stock option plans, for the basis of this proforma disclosure, were estimated using the Black Scholes option pricing model with the following assumptions: risk free interest rate 4.2%; dividend yield of 0%; expected lives of 3.5 years; and volatility of 64.6%.

3. Earnings per share:

	Three months ended June 30		Six months ended June 30	
	2002	**2001**	**2002**	**2001**
	(000s)		(000s)	
Net earnings	$ 10,389	$ 4,581	$ 14,189	$ 542
Deemed dividend on convertible securities, net of tax	(460)	(439)	(910)	(869)
Net earnings (loss), basic and diluted	$ 9,929	$ 4,142	$ 13,279	(327)
Common shares outstanding, basic	15,702	15,489	15,677	15,459
Net impact of exercise of options	415	(780)	415	(780)
Common shares outstanding, diluted	16,117	14,709	16,092	14,679

4. Cyclical nature of the business:

Interim financial results are not necessarily indicative of annual results because the Company operates in markets which are very seasonal in nature. As a result, the Company traditionally reports low sales and operating earnings in the first and fourth quarters, principally due to lower levels of activity in residential, commercial and industrial construction and renovation markets in Canada during winter months.

5. Segmented information:

The Company has defined its reportable segments to be Distribution, a wholesale distributor of plumbing and related products and Manufacturing, a manufacturer and distributor of building products, food service equipment and securityware. Corporate includes the expenses of the Company's corporate office which has responsibility for finance, taxation, treasury management, corporate development, human resources and legal functions.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Notes to Interim Consolidated Financial Statements
(Unaudited)

The operating results by reportable segment are as follows:

		Six months ended June 30 2002	Six months ended June 30 2001
		(000s)	
Sales	Distribution	$ 444,538	$ 453,418
	Manufacturing	187,425	149,825
		$ 631,963	$ 603,243
Operating earnings	Distribution	$ 12,935	$ 7,311
	Manufacturing	27,703	8,448
	Corporate and other	(6,732)	(4,455)
		$ 33,906	$ 11,304

EMCO LIMITED

QUALITY ALWAYS
Emco's Commitment

Emco Limitée déclare des résultats record au deuxième trimestre

LONDON (Ontario), le 29 juillet 2002 – Emco Limitée [Toronto: EML; Nasdaq: EMLTF] a publié aujourd'hui ses résultats pour les trois mois et les six mois échus le 30 juin 2002.

Emco a déclaré un chiffre d'affaires, un bénéfice net et un bénéfice par action record pour le deuxième trimestre et les six premiers mois de 2002. Le bénéfice net des trois mois échus le 30 juin 2002 est de 10,4 millions $, soit un bénéfice par action de 63 cents (de base) et de 62 cents (dilué) comparativement à un bénéfice net de 4,6 millions $, soit un bénéfice par action de base et dilué de 27 cents pour la même période de 2001. Le total des flux de trésorerie pour le trimestre est également considérablement plus élevé que celui de la même période en 2001.

Le chiffre d'affaires a atteint un niveau record de 359 millions $ pour le deuxième trimestre, en hausse de 4 % sur la période comparable de l'an dernier. Le chiffre d'affaires du trimestre est de 1,4 % supérieur à celui de 2001 pour Distribution, et de 10,4 % supérieur à celui de 2001 pour Fabrication.

Le bénéfice d'exploitation pour le deuxième trimestre est de 21,9 millions $, en hausse de 70 % sur le bénéfice d'exploitation de 12,9 millions $ en 2001. Le bénéfice d'exploitation de Distribution est supérieur de 2,5 millions $ à celui de l'an dernier, et celui de Fabrication est supérieur de 7,9 millions $ à celui de l'an dernier.

Sur une base cumulative, le bénéfice net pour les six premiers mois est de 14,2 millions $, soit un bénéfice par action de 85 cents (de base) et 83 cents (dilué), comparativement à un bénéfice net cumulatif de 0,5 million $ en 2001. Après redressement pour tenir compte du dividende réputé sur les débentures convertibles, net d'impôts, le bénéfice net de 2001 représentait une perte de 2 cents par action (de base et diluée). Le bénéfice d'exploitation s'établit à 33,9 millions $ à la fin de juin 2002; il est trois fois supérieur à celui de 2001. Le chiffre d'affaires total d'Emco est de 632 millions $, soit une hausse de 4,8 % sur les six premiers mois de l'exercice précédent.

Le total des flux de trésorerie nets du deuxième trimestre s'est établi à 16,8 millions $, comparativement à 4,9 millions $ pour le deuxième trimestre de 2001. Au 30 juin 2002, la dette totale d'Emco, y compris les débentures subordonnées convertibles, 6 ½ %, était inférieure de 41,3 millions $ à celle d'il y a un an.

Les intérêts et autres charges, pour le deuxième trimestre, s'établissent à 3,9 millions $, en baisse de 1,2 million $ par rapport au deuxième trimestre de 2001, par suite de niveaux d'endettement moyens et de taux d'intérêts moyens moins élevés. Depuis le début de

Phone (519) 645-3900 620 Richmond Street, P.O. Box 5252, London, Ontario, Canada N6A 4L6 Fax (519) 645-2465 l'exercice, les intérêts et autres charges sont inférieurs de 2,5 millions $ à ceux de l'an dernier.

De nouvelles méthodes de comptabilisation de l'écart d'acquisition et de la rémunération à base d'actions sont entrées en vigueur le 1er janvier 2002, et ont eu pour incidence, si on compare à la même période de l'an dernier, une augmentation d'environ 0,2 million $ du bénéfice d'exploitation du trimestre par suite du non amortissement de l'écart d'acquisition, et une baisse d'environ 1,4 million $ du bénéfice d'exploitation par suite de la constatation de sommes supplémentaires à l'égard de la rémunération à base d'actions. C'est la raison principale pour laquelle les frais du siège social et divers sont plus élevés pour le trimestre et le semestre.

« Je suis extrêmement satisfait de notre rendement au deuxième trimestre. Ces derniers résultats représentent le deuxième trimestre consécutif de bénéfice net et de bénéfice par action record pour Emco, et le cinquième trimestre consécutif d'amélioration continue de nos résultats par rapport à ceux de l'exercice antérieur. Le rendement de nos deux secteurs continue à être solide, et pour les 12 mois échus le 30 juin 2002, le bénéfice dilué par action a totalisé un niveau record de 1,36 $ par action », a déclaré Douglas E. Speers, président et chef de la direction d'Emco Limitée.

« Avec ces résultats améliorés et le maintien attendu d'un contexte économique favorable au Canada, nous projetons maintenant que le bénéfice dilué par action, pour l'exercice 2002, se situera dans les 1,40 $ à 1,50 $. Nous avions projeté auparavant un bénéfice dilué par action dans les 1,25 $ à 1,35 $ ».

Le 24 juillet 2002, la société a annoncé que son conseil d'administration, lors d'une réunion tenue le 23 juillet 2002, avait décidé de lancer une étude des alternatives stratégiques, par suite du désir d'Emco de porter au maximum la valeur des investissements des actionnaires. Un comité indépendant du conseil a été formé pour choisir des conseillers financiers et juridiques, et pour gérer le processus.

Une conférence téléphonique est prévue pour aujourd'hui lundi 29 juillet 2002 à 14 h (heure de l'est), durant laquelle on traitera des résultats du deuxième trimestre de 2002 de la société. Veuillez appeler le téléphoniste de la conférence au 416-620-2416, dix minutes avant 14 h.

Emco Limitée est un chef de file canadien de la distribution et de la fabrication de matériaux de construction pour les marchés du bâtiment résidentiel, commercial et industriel.

Pour tous renseignements complémentaires, prière de s'adresser à :

Gordon E. Currie
Vice-président, trésorier et
directeur des services financiers
(519) 645-3905

Daniel J. Boyd
Directeur, relations avec les investisseurs
et fiscalité
(519) 645-3911

-30-

Les énoncés prospectifs que renferme le présent communiqué de presse reflètent les attentes et opinions de la direction concernant des événements futurs et, par conséquent, comportent des risques et des incertitudes. Les résultats réels pourraient différer de façon appréciable des résultats attendus ou implicites.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

États consolidés des résultats
(non vérifiés)

	Trois mois échus le 30 juin		Six mois échus le 30 juin	
	2002	**2001**	**2002**	**2001**
	(Milliers)		(Milliers)	
Chiffre d'affaires	359 042 $	345 139 $	631 963 $	603 243 $
Coût des produits vendus	269 214	270 186	472 235	472 334
Frais de vente et d'administration	63 594	57 940	117 658	111 568
Amortissement	4 292	4 160	8 164	8 037
	337 100	332 286	598 057	591 939
Bénéfice d'exploitation	21 942	12 853	33 906	11 304
Intérêts et autres charges	3 901	5 109	7 581	10 110
Gains sur cessions	(429)	(137)	(852)	(148)
	3 472	4 972	6 729	9 962
Bénéfice avant impôts sur les bénéfices	18 470	7 881	27 177	1 342
Impôts sur les bénéfices - exigibles	6 200	3 800	9 600	1 800
- futurs	(200)	(500)	(400)	(1 000)
	6 000	3 300	9 200	800
	12 470	4 581	17 977	542
Intérêt minoritaire dans une filiale	2 081		3 788	
Bénéfice net	10 389 $	4 581 $	14 189 $	542 $
Bénéfice par action (note 3)				
De base	0,63 $	0,27 $	0,85 $	(0,02) $
Dilué	0,62 $	0,27 $	0,83 $	(0,02) $

Se reporter aux notes afférentes aux états financiers consolidés intermédiaires.

États consolidés des bénéfices non répartis
(non vérifiés)

	Six mois échus le 30 juin	
	2002	**2001**
	(Milliers)	
Bénéfices non répartis au début de l'exercice	58 484 $	50 042 $
Bénéfice net	14 189	542
Escompte (prime) sur le rachat d'actions et de débentures convertibles	(26)	311
Augmentation de la part capitaux propres des débentures convertibles, nette d'impôts	(910)	(869)
Bénéfices non répartis à la fin de la période	71 737 $	50 026 $

Se reporter aux notes afférentes aux états financiers consolidés intermédiaires.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

Bilans consolidés
(non vérifiés)

	30-Jun 2002	30-Jun 2001	31-Dec 2001
		(Milliers)	
Actif			
Actif à court terme :			
Comptes-clients	218 482 $	215 718 $	164 780 $
Stocks	220 976	209 682	198 638
Divers	6 602	5 314	7 542
	446 060	430 714	370 960
Immobilisations	116 951	126 160	122 330
Autres éléments d'actif à long terme	21 893	25 787	23 195
Écart d'acquisition	27 831	28 254	28 536
	612 735 $	610 915 $	545 021 $
Passif et avoir des actionnaires			
Passif à court terme :			
Comptes-fournisseurs et charges à payer	191 148 $	179 657 $	154 437 $
Impôts sur les bénéfices et autres impôts et taxes à payer	11 684	391	11 935
	202 832	180 048	166 372
Dette à long terme	163 660	171 584	114 561
Débentures subordonnées	18 122	53 487	50 716
Autres avantages complémentaires de retraite	8 967	9 134	9 059
Impôts futurs	20 038	23 715	20 267
Intérêt minoritaire	6 490	3 682	5 216
Avoir des actionnaires :			
Capital-actions	68 997	67 751	68 287
Composante capitaux propres des débentures subordonnées convertibles	49 668	47 675	48 150
Bénéfices non répartis	71 737	50 026	58 484
Gains ou pertes de change cumulatifs	2 224	3 813	3 909
	192 626	169 265	178 830
	612 735 $	610 915 $	545 021 $

Se reporter aux notes afférentes aux états financiers consolidés intermédiaires.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

États consolidés des flux de trésorerie
(non vérifiés)

	Trois mois échus le 30 juin		Six mois échus le 30 juin	
	2002	2001	2002	2001
	(Milliers)		(Milliers)	
Flux de trésorerie liés à l'exploitation				
Bénéfice net	10 389 $	4 581 $	14 189 $	542 $
Redressements pour :				
Amortissement	4 873	4 436	9 114	8 569
Gains sur cession	(429)	(137)	(852)	(148)
Impôts futurs	(203)	(1 197)	(229)	(1 097)
Intérêt minoritaire dans une filiale	2 081		3 788	
Variations du fonds de roulement hors-caisse :				
Comptes-clients	(32 198)	(43 956)	(53 701)	(39 791)
Stocks	(1 992)	9 074	(22 339)	16 764
Comptes-fournisseurs et charges à payer	29 450	29 987	34 723	31 766
Impôts sur les bénéfices et autres impôts et taxes à recevoir / à payer	3 581	5 237	357	2 325
Autres	1 609	390	2 007	374
	17 161	8 415	(12 943)	19 304
Flux de trésorerie liés aux investissements				
Acquisitions d'immobilisations	(2 878)	(4 211)	(4 786)	(8 754)
Produit de la cession d'immobilisations	2 110	815	2 658	829
Augmentation des autres éléments d'actif à long terme	439	(140)	277	(235)
	(329)	(3 536)	(1 851)	(8 160)
Total des flux de trésorerie liés à l'exploitation et aux investissements	16 832 $	4 879 $	(14 794) $	11 144 $
Flux de trésorerie liés aux activités de financement				
Augmentation (diminution) de la dette à long terme	18 206 $	(2 520) $	49 392 $	(9 091) $
Remboursement de débentures à l'échéance	(31 177)	-	(31 177)	-
Rachats de débentures subordonnées		(1 265)		(1 265)
Rachat d'actions ordinaires	(26)		(26)	
Diminution de la composante passif des débentures subordonnées, 6 1/2 %	(1 416)	(1 352)	(1 416)	(1 352)
Distribution à l'intérêt minoritaire	(2 689)		(2 689)	
Émission d'actions ordinaires	270	258	710	564
	(35 038) $	(4 879) $	14 794 $	(11 144) $

Se reporter aux notes afférentes aux états financiers consolidés intermédiaires.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

Notes afférentes aux états financiers consolidés intermédiaires
(non vérifiés)

1. Principales conventions comptables :

Les états financiers consolidés intermédiaires, non vérifiés ci-joints ont été dressés selon les principes comptables généralement reconnus au Canada, et sont conformes à ceux décrits dans les états financiers consolidés annuels de l'exercice échu le 31 décembre 2001.

Il convient de lire ces états financiers consolidés intermédiaires, non vérifiés, de pair avec les états financiers consolidés annuels de la société pour l'exercice échu le 31 décembre 2001, présentés aux pages 30 à 45 du rapport annuel 2001 de la société.

2. Modifications des conventions comptables :

a) Écart d'acquisition et autres éléments d'actif incorporels

Au 1er janvier 2002, la société a adopté les recommandations de l'Institut Canadien des Comptables Agréés (« ICCA ») à l'égard des regroupements d'entreprises (chapitre 1581 du manuel de l'ICCA) et de l'écart d'acquisition et autres actifs incorporels (chapitre 3062 du manuel de l'ICCA). Selon le chapitre 1581, tous les regroupements d'entreprises amorcés après le 30 juin 2001 doivent être comptabilisés par la méthode de l'acquisition. Selon le chapitre 3062, l'écart d'acquisition n'est plus amorti mais soumis à un test de dépréciation. Ainsi l'amortissement de l'écart d'acquisition, y compris l'écart d'acquisition comptabilisé à l'égard des regroupements d'entreprises antérieurs, cesse lors de l'adoption de ces recommandations.

Selon les exigences des nouvelles recommandations, la société a effectué le test transitoire de dépréciation sur l'écart d'acquisition au cours de son deuxième trimestre de 2002, et a conclu qu'il n'y avait pas de dépréciation dans aucune de ses unités déclarantes.

L'incidence de l'adoption de la nouvelle norme du chapitre 3062 et de l'arrêt de l'amortissement de l'écart d'acquisition a été une augmentation de 0,4 million $ du bénéfice net du premier semestre échu le 30 juin 2002, et de 0,03 $ du bénéfice par action, de base et dilué.

b) Rémunérations à base d'actions

Au 1er janvier 2002, la société a également adopté les recommandations de l'ICCA pour comptabiliser, mesurer et déclarer les mécanismes de rémunération à base d'actions (chapitre 3870 du manuel de l'ICCA). Comme il est décrit en détail à la note 9 des états financiers consolidés annuels de l'exercice clos le 31 décembre 2001, la société a émis des options d'achat d'actions au profit de son personnel dans le cadre de son régime d'intéressement à long terme de 1991. Dans le cadre du même régime, la société a également octroyé des droits à la plus-value des actions, qui sont réglés en espèces.

La société, selon sa politique comptable, comptabilise les droits à la plus-value des actions comme dépenses de rémunération, selon l'excédent du cours du marché sur le prix d'exercice du droit. Des frais de rémunération de 2,4 millions $ ont été engagés et déduits du revenu pour le premier semestre de 2002 (0,4 million $ au premier semestre de 2001).

La société applique la méthode de comptabilisation basée sur la valeur intrinsèque pour les options d'achat d'actions octroyées aux employés. Selon cette méthode, rien n'est comptabilisé avant que l'option ne soit levée, époque à laquelle une émission de capital-actions est inscrite. En conséquence, aucune charge de rémunération n'a été inscrite à l'égard de son régime d'options d'achat d'actions pour les six mois échus le 30 juin 2002, ce qui est en conformité des exercices antérieurs.

Les nouvelles recommandations requièrent que l'on divulgue l'incidence de l'application de la méthode de la valeur intrinsèque comparativement à la méthode de la juste valeur. Par la méthode de la juste valeur, la charge de rémunération doit être inscrite durant la période d'acquisition de l'option, à une juste valeur déterminée par un modèle statistique de calcul des options. Si la charge de rémunération pour le régime d'options d'achat d'actions avait été déterminée selon la juste valeur à la date de l'octroi pour les options octroyées après le 1er janvier 2002, le bénéfice par action pro forma, de base et dilué, pour les six mois échus le 30 juin 2002, aurait été le même que le bénéfice déclaré selon la méthode de la valeur intrinsèque utilisée par la société.

La juste valeur des régimes d'options d'achat d'actions de la société, pour la base cette présentation pro forma, a été estimée au moyen du modèle de Black et Scholes, avec les hypothèses suivantes : 4,2 % pour le taux d'intérêt sans risque, 0 % pour les dividendes prévus, 3,5 ans pour la durée prévue des options et 64,6 % pour la volatilité.

3. Bénéfice par action :

	Trois mois échus le 30 juin		Six mois échus le 30 juin	
	2002	2001	2002	2001
	(Milliers)		(Milliers)	
Bénéfice net	10 389 $	4 581 $	14 189 $	542 $
Dividende réputé sur les titres convertibles, net d'impôts	(460)	(439)	(910)	(869)
Bénéfice (perte) net(te), de base et dilué(e)	9 929 $	4 142 $	13 279 $	(327) $
Actions ordinaires en circulation, de base	15 702	15 489	15 677	15 459
Incidence nette de la levée d'options	415	(780)	415	(780)
Actions ordinaires en circulation, diluées	16 117	14 709	16 092	14 679

4. Caractère cyclique de l'activité :

Les résultats financiers intermédiaires ne sont pas nécessairement indicatifs des résultats de l'exercice entier, car la société œuvre dans des marchés de nature très saisonnière. Par conséquent, la société réalise habituellement un chiffre d'affaires et un bénéfice d'exploitation bas au premier et au quatrième trimestres, surtout à cause du ralentissement de l'activité au Canada durant les mois d'hiver, dans les marchés du bâtiment résidentiel, commercial et industriel, ainsi que dans celui de la rénovation.

5. Information sectorielle :

La société a défini ses secteurs isolables comme étant Distribution, un distributeur en gros de produits de plomberie et d'articles connexes, et Fabrication, un fabricant et distributeur de matériaux de construction, de matériel pour le service alimentaire et d'appareils de sûreté. Le poste *siège social* comprend les dépenses pour lesquelles le siège social de la société est comptable, soit les finances, la fiscalité, la gestion de la trésorerie, le perfectionnement de l'entreprise, les ressources humaines et les questions juridiques.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

Notes afférentes aux états financiers consolidés intermédiaires (non vérifiés)

Les résultats d'exploitation par secteur isolable sont les suivants :

		Six mois échus le 30 juin 2002	2001
		(Milliers)	
Chiffre d'affaires	Distribution	444 538 $	453 418 $
	Fabrication	187 425	149 825
		631 963 $	603 243 $
Bénéfice d'exploitation	Distribution	12 935 $	7 311 $
	Fabrication	27 703	8 448
	Siège social et divers	(6 732)	(4 455)
		33 906 $	11 304 $